UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Underwriters' Partial Exercise of their Overallotment Option

Innocoll AG (the “Company”) entered into an Underwriting Agreement, dated July 24, 2014, with Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering of an aggregate of 6,500,000 American Depositary Shares (“ADSs”) of the Company, each representing 1/13.25 ordinary shares, €1.00 notional value per ordinary share, of the Company (“Ordinary Shares”), representing an aggregate of 490,567 Ordinary Shares. In connection therewith, the Company granted the Underwriters a 30-day option to purchase an additional 975,000 ADSs, representing an aggregate of 73,585 Ordinary Shares, to cover over-allotments, if any.

On August 20, 2014, the Underwriters partially exercised their overallotment option to purchase an additional 186,984 ADSs, representing 14,112 Ordinary Shares, at a public offering price of $9.00 per ADS, minus underwriting discounts and commissions.  The closing of the overallotment option occurred on September 12, 2014, at which the Company raised additional net proceeds of approximately $1.57 million, after deducting underwriting discounts and commissions.

Amended and Restated Articles of Association

In order to reflect the increase of the Company's share capital by €14,112 out of the Company's authorized capital and the related partial utilization of such authorized capital, the Company amended and restated its articles of association. The Company’s Amended and Restated Articles of Association are attached as Exhibit 3.1.

Exhibit

No.	Description
3.1	Amended and Restated Articles of Association of Innocoll AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

	By:	/s/ Gordon Dunn

		Name:	Gordon Dunn
		Title:	Chief Financial Officer

Date: September 12, 2014